SECURITIES AND EXCHANGE COMMISSION
		       Washington, D.C. 20549

			      FORM 6-K

		     Report of Foreign Issuer

	        Pursuant to Rule 13a-16 or 15d-16 of
		 the Securities Exchange Act of 1934

		   For the Month of May 2005

		 Commission file number: 001-16143


		     SCHERING AKTIENGESELLSCHAFT


                         Muellerstrasse 178
			     13353 Berlin
		       Federal Republic of Germany
		  (Address of principal executive offices)


   [Indicate by check mark whether the registrant files or will file annual
		reports under cover Form 20-F or Form 40-F.]

			Form 20-F __X__		Form 40-F _____


 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

			Yes _____		No __X__